Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 29 MAY 2008

The AGM was held at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 29 May 2008 at 3:00 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the explanatory statement of CNOOC Limited (the “Company”) dated 11 April 2008 in respect of the general mandates to issue securities and repurchase shares and re-election and election of directors (the “Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 29 May 2008 at 3:00 p.m. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,668,049,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,668,049,984. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the AGM.

The vote-taking at the AGM was scrutinized by representatives from Computershare Hong Kong Investor Services Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the audited Statement of Accounts together with the Reports of the Directors and the Independent Auditors’ Report thereon for the year ended 31 December 2007.	34,831,089,750 (99.9054%)	32,989,330 (0.0946%)
A2.	To declare a final dividend for the year ended 31 December 2007.	35,415,417,822 (99.9983%)	618,500 (0.0017%)

A3.	(i)	To re-elect Mr. Fu Chengyu as Executive Director;	35,325,320,709 (99.7437%)	90,765,700 (0.2563%)
	(ii)	To re-elect Mr. Zhou Shouwei as Executive Director;	35,334,162,909 (99.7687%)	81,923,500 (0.2313%)
	(iii)	To re-elect Mr. Yang Hua as Executive Director;	35,334,214,609 (99.7688%)	81,871,800 (0.2312%)
	(iv)	To re-elect Professor Lawrence J. Lau as Independent Non-executive Director;	35,392,321,909 (99.9329%)	23,764,500 (0.0671%)
	(v)	To elect Mr. Wang Tao as a new Independent Non-executive Directors; and	35,406,015,109 (99.9888%)	3,958,300 (0.0112%)
	(vi)	To authorise the Board of Directors to fix the remuneration of each of the Directors.	35,386,008,322 (99.9863%)	4,834,000 (0.0137%)
A4.	To re-appoint the Company’s auditors and to authorise the Board of Directors to fix their remuneration.		35,372,888,009 (99.9488%)	18,105,400 (0.0512%)
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			35,436,098,371 (99.8969%)	36,577,800 (0.1031%)
B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.
			30,172,096,658 (85.4149%)	5,152,084,513 (14.5851%)
B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			30,766,888,498 (87.2380%)	4,500,851,673 (12.7620%)

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 29 May 2008

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

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